UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April 2018
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant's name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant's press release dated April 11, 2018.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: April 11, 2018

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated April 11, 2018

Exhbit 1

Elbit Systems Completes the Acquisition of Universal
Avionics Systems Corporation

The acquisition significantly enhancesElbit Systems' position in the commercial aviation market

Haifa, Israel, April 11, 2018 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT) ("Elbit Systems" or "the Company") announced today that it completed the acquisition of the assets and operations of the privately-owned U.S. company Universal Avionics Systems Corporation ("Universal Avionics") for a purchase price of approximately $120 million.

Headquartered in Tucson Arizona, and operating in several facilities across the U.S., Universal Avionics is a developer and manufacturer of commercial avionics systems for the retrofit and forward-fit market, for a wide range of fixed and rotary aircraft types. Universal Avionics' solutions include Flight Management Systems (FMS), displays, communication systems, complete cockpit solutions and additional advanced commercial avionics systems, which are complementary to Elbit Systems' internationally successful commercial avionics systems, Enhanced Flight Vision Systems (EFVS) and Head-Up Display (HUD) product line.

This acquisition will enable the Company to offer a broad portfolio of advanced end-to-end cockpit solutions for commercial OEMs and After Market customers.

Following the acquisition, Universal Avionics' business will continue to operate, with the same management and workforce and under the same name, as a wholly-owned U.S. subsidiary of Elbit Systems.

Bezhalel (Butzi) Machlis, Elbit Systems President & CEO, commented: "We have been providing unique enhanced flight vision and head up display systems for commercial aviation platforms for the last several years and see this business line as a key growth engine. Elbit Systems and Universal Avionics share the same DNA of innovation and technological leadership, and our combined portfolio creates synergies that will strengthen our competitive position. I welcome the management and employees of Universal Avionics to Elbit Systems, and I believe that their skills and experience will greatly contribute to our activity in the commercial aviation area."

About Universal Avionics

Universal Avionics is a leading manufacturer of innovative commercial avionics systems offered as retrofit and forward-fit solutions for a large diversification of aircraft types. To learn more about Universal Avionics, visit www.uasc.com/company/about.

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com, follow us on Twitter or visit our official Youtube Channel

Contacts:

Company Contact: Joseph Gaspar, Executive VP & CFO Tel: +972-4-8316663 j.gaspar@elbitsystems.com David Vaaknin, VP, Head of Corporate Communications Tel: +972-77-2946691 David.Vaaknin@elbitsystems.com	IR Contact: Ehud Helft Gavriel Frohwein GK Investor Relations Tel: 1-646-688-3559 elbitsystems@gkir.com

This press release contains forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward-looking statements are based on management's expectations, estimates, projections and assumptions.  Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.
Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.